# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 200 FIFTH AVE, 7th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 02/13/2025
Amends the filing with accession number 0000950170-25-015761
Filed by CIK 0001868088
Persons authorized to receive notices and communications: Andrew J. Schader, Esq., c/o Silver Lake 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Hui Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Jessica Asrat, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- Silver Lake West HoldCo, L.P. (CIK 0001868088): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 94,021,358; sole dispositive power 0; shared dispositive power 94,021,358; aggregate amount beneficially owned 94,021,358 (55% of the class)
- Silver Lake West HoldCo II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 94,021,358; sole dispositive power 0; shared dispositive power 94,021,358; aggregate amount beneficially owned 94,021,358 (55% of the class)
- Silver Lake West VoteCo, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 94,021,358; sole dispositive power 0; shared dispositive power 94,021,358; aggregate amount beneficially owned 94,021,358 (55% of the class)
- Egon Durban: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 94,021,358; sole dispositive power 0; shared dispositive power 94,021,358; aggregate amount beneficially owned 94,021,358 (55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 FIFTH AVE, 7th Floor, New York, New York (NY), 10010
Comment: This Amendment No. 1 ("Amendment No. 1") is being filed by Silver Lake West HoldCo, L.P., Silver Lake West HoldCo II, L.P., Silver Lake West VoteCo, L.L.C. and Egon Durban (collectively, the "Reporting Persons") and amends the Schedule 13D initially filed relating to the shares of Class A common stock, par value $0.00001 per share (the "Class A Common Stock") of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer") on February 6, 2025 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
From February 6, 2025 through February 18, 2025, Endeavor Operating Company, LLC ("EOC") purchased 641,302 shares of Class A Common Stock for aggregate consideration of approximately $109.4 million. Each of WME and EOC used available working capital to purchase such shares of Class A Common Stock. The securities reported in this Schedule 13D are held solely by subsidiaries of EGH. Investment funds managed by Silver Lake do not directly hold any equity securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:The information set forth on the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 94,021,358 shares of the Issuer's Class A Common Stock or 55.0% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Exchange Act, consisting of (i) 2,579,437 shares of Class A Common Stock held by EOC, (ii) 83,074,858 TKO OpCo Units and an equal number of shares of Class B Common Stock held by January HoldCo, (iii) 6,542,033 TKO OpCo Units and an equal number of shares of Class B Common Stock held by January Sub and (iv) 1,825,030 shares of Class A Common Stock held by WME.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date hereof, based upon 81,203,161 shares of Class A Common Stock outstanding as of December 18, 2024 based on information disclosed by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on December 23, 2024 and assumes the redemption of all TKO OpCo Units which may be deemed beneficially owned by the Reporting Persons into Class A Common Stock.

The TKO OpCo Units are redeemable by the holders for, at the election of the Issuer, (i) newly-issued shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events, or (ii) subject to certain conditions, an equivalent amount of cash. Upon the redemption of any TKO OpCo Units, a number of shares of Class B Common Stock equal to the number of TKO OpCo Units that are redeemed will be cancelled by the Issuer for no consideration. Shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Reporting Persons have not effected any transactions in the Issuer securities during the prior 60 days. Since February 6, 2025, EOC has purchased an aggregate of 641,302 shares of Class A Common Stock in a series of open market transactions pursuant to the Trading Plan. Annex A attached hereto as Exhibit 99.1 sets forth all transactions in Class A Common Stock during such period by EOC.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On February 13, 2025, EOC voluntarily terminated the Trading Plan in accordance with the terms of the Trading Plan.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Annex A Purchases of Class A Common Stock during the prior 60 days*

* filed herewith

## Signatures
- Silver Lake West HoldCo, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (02/18/2025)
- Silver Lake West HoldCo II, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (02/18/2025)
- Silver Lake West VoteCo, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (02/18/2025)
- Egon Durban: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban (02/18/2025)